UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.
(Name of Subject Company)

interclick, inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458483203
(CUSIP Number of Class of Securities)

Michael Katz
Chief Executive Officer
interclick, inc.
11 West 19th Street, 10th Floor
New York, New York 10011
(646) 722-6260
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Yahoo! to Acquire interclick

Acquisition Extends Yahoo!’s Audience Targeting Capabilities and Premium Content Supply

SUNNYVALE, Calif. and NEW YORK, NY– November 1, 2011 -- Yahoo! Inc. (NASDAQ: YHOO), the premier digital media company, and interclick, inc. (NASDAQ: ICLK) today announced a definitive agreement for Yahoo! to acquire interclick. interclick’s proprietary advertising and technology solutions enable it to dramatically improve data targeted solutions and optimized returns for advertisers across a variety of pooled premium supply sources. interclick has built the industry’s leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. With interclick, Yahoo! will acquire unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply.

“This investment underscores our focus on enhancing the performance of both our guaranteed and non-guaranteed display business across Yahoo and our partner sites and, combined with Yahoo!’s reach and advertising leadership, will deliver a powerful solution for marketers,” said Ross Levinsohn, EVP, Americas region.  “interclick’s innovative platform will allow Yahoo! to expand its targeting and data capabilities to deliver campaigns with stronger performance metrics.”

interclick helps marketers navigate the complex data online ecosystem with tools such as Open Segment Manager (OSM) and its Genome Platform. These solutions were built to address the fundamental challenges of audience targeting by enabling a more holistic understanding of consumers through its deep integrations with leading data providers.

“Having worked closely with Yahoo! for the past few years, we have a deep appreciation of the quality of the inventory that Yahoo! brings to market. The combination of Yahoo!’s premium data and inventory with our platforms will create tremendous value for clients,” said Michael Katz, founder and CEO of interclick. “I would personally like to thank our team, our clients and our Board who helped to make interclick the success it has become.”

“We believe that this is a great outcome for our shareholders,” said Michael Brauser, interclick Co-Chairman of the Board. “Michael Katz and his team have done a tremendous job over the past few years and I’m proud to have helped make this outcome a reality.”

Tender Offer

Under the terms of the agreement, Yahoo! will commence an all cash tender offer for all outstanding shares of common stock of interclick at $9.00 per share.  The transaction has an estimated total equity value of approximately $270 million.

The transaction was unanimously approved by the interclick Board of Directors and all interclick directors and executive officers have entered into agreements with Yahoo! to support the transaction and to tender their shares in the offer.

The companies expect the tender offer to close by early 2012. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which is at least a majority of the total number of outstanding interclick common shares (determined on a fully diluted basis) and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other conditions set forth in the agreement.  The agreement also provides for a merger to be completed following the tender offer which would result in all shares not tendered being converted into the right to receive $9.00 in cash.

GCA Savvian Advisors, LLC acted as the lead financial advisor to interclick in connection with the transaction.

About interclick

interclick, inc. (Nasdaq: ICLK), headquartered in New York, was founded in 2006 and became a NASDAQ-listed company in 2009. Powered by OSM, interclick offers proprietary data-valuation capabilities combining analytical expertise and media fulfillment to help marketers navigate the complex data ecosystem to drive successful online display and video campaigns.  OSM is a powerful solution which aggregates and organizes billions of data points from 3rd party providers - delivering actionable consumer insights, scalable audiences and the most effective campaign execution.  For more information, visit http://www.interclick.com.

About Yahoo!

Yahoo! (NASDAQ:YHOO) is the premier digital media company, creating deeply personal digital experiences that keep more than half a billion people connected to what matters most to them, across devices and around the globe. And Yahoo!’s unique combination of Science + Art + Scale connects advertisers to the consumers who build their businesses. Yahoo! is headquartered in Sunnyvale, California. For more information, visit the pressroom (pressroom.yahoo.com) or the company’s blog, Yodel Anecdotal (yodel.yahoo.com).

Yahoo! is the trademark and/or registered trademark of Yahoo! Inc.

All other names are trademarks and/or registered trademarks of their respective owners.

Additional Information

The tender offer described in this communication has not yet commenced.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo! intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!.   A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 will also be available free of charge to all interclick stockholders by contacting interclick at 11 West 19th Street, 10th floor, New York, NY 10011, Attention: Corporate Secretary, (646) 722-6260.  interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Forward Looking Statements

This press release contains forward-looking statements concerning the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that the parties believe or anticipate will or may occur in the future.  Risks and uncertainties may cause actual results and benefits of the proposed acquisition to differ materially from management expectations.  Potential risks and uncertainties include, among others:  general economic conditions and conditions affecting the industries in which Yahoo! and interclick operate; the uncertainty of regulatory approval; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; Yahoo!’s ability to successfully integrate interclick’s operations and employees with Yahoo!’s existing business; the ability to realize anticipated growth, synergies and cost savings; and interclick’s performance and maintenance of important business relationships.  Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 as well as interclick’s SEC filings, including interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. These forward-looking statements speak only as of the date of this communication and neither Yahoo! nor interclick assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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Yahoo! Contact Information
Media Contact:
Dana Lengkeek
415-994-4008
danal@yahoo-inc.com

Investor Contact:
Cathy La Rocca
408-349-5188
cathy@yahoo-inc.com

interclick Contact Information

Media Contact:
Siobhan Aalders
Ogilvy New York
siobhan.aalders@ogilvy.com
212-880-5341

Investor Contact:
Brett Maas
Hayden IR
(646) 536-7331
brett@haydenir.com